Filed pursuant to Rule 424(b)(3)
Registration No. 333-152276

PROSPECTUS SUPPLEMENT NO. 1 DATED July 9, 2009

TO

REOFFER PROSPECTUS DATED JULY 11, 2008

———————

This Prospectus Supplement, dated July 9, 2009, (the “Supplement”), prepared in accordance with Part I of Form S-3 under the Securities Act, supplements the reoffer prospectus of Elephant Talk Communications, Inc. (the “Company”) filed as part of the Company’s registration statement on Form S-8 (Registration No. 333-152276), dated July 11, 2008 (the “Prospectus”) relating to the reoffer and resale by certain of the Company’s stockholders of an aggregate of up to 5,000,000 shares of the Company’s common stock issued, and underlying the Company’s stock options and other awards issued, under the Company’s 2008 Long-Term Incentive Compensation Plan (the “Plan”) for the account of the selling stockholders named in the Prospectus. This Supplement also relates to such indeterminate number of additional shares of common stock that may be acquired by the selling stockholders as a result of the antidilution provisions of the Plan.  The Company will provide additional information regarding the identity of the selling stockholders and certain other information relating to the selling stockholders in an additional supplement to this Supplement if the Company is required by law to do so.

This Supplement amends and restates certain information contained in the Prospectus.  You should read this Supplement in conjunction with the Prospectus.  This Supplement is qualified entirely by reference to the Prospectus, except to the extent the information contained herein supersedes the information contained in the Prospectus.

SELLING STOCKHOLDERS

This prospectus relates to the shares of our common stock that are being registered for reoffers and resale by selling stockholders who have acquired or may acquire shares pursuant to the Plans. Offers and sales by selling stockholders who are our “affiliates” (as such term is defined in Rule 405 under the Securities Act) are also covered by this prospectus.

The following table sets forth the name and relationship to us and our affiliates (within the past three years)of each selling stockholder who is either our officer, director or affiliate, as well as non-affiliates who have received an award of restricted stock prior to the date hereof, the number of shares of common stock which each selling stockholder (1) owned of record before the offering; (2) may acquire pursuant to the exercise of a previously granted option or options which hereafter may be granted under the Plan, all of which shares may be sold pursuant to this prospectus; and (3) the amount of common stock to be owned by each selling stockholder and (if one percent or more) the percentage of the class to be owned by such stockholder assuming the grant of the maximum number of shares issuable under the Plan, the exercise of all options granted under the Plan, and the sale of all shares acquired upon exercise of such options.

The information contained in this table reflects "beneficial" ownership. As of July 9, 2009, the Company had 54,266,778 shares of common stock outstanding. Beneficial ownership information reflected in the table includes shares issuable within 60 days of the date hereof upon the exercise of outstanding options/warrants issued by the Company at their initial exercise prices.

Name	Position, Office or other Material Relationship	Number of Shares Beneficially Owned (1) (2)	Percentage Beneficially Owned Before Offering	Number of Shares to be Offered for the Account of the Selling Stockholder (3)	Number of Shares to be Owned After Offering	Percentage to be Beneficially Owned After Offering
Bonatti, Eric K.	**	325,000	*	325,000	0	*
De Greef, Roderick	***	408,333	*	408,333	0	*

* Less than 1%.
** The selling stockholder is a consultant of the Company.
*** The selling stockholder is a director of the Company
(1) Represents common stock owned, vested options, and options to vest on or before July 9, 2009, a date within 60 days of the date hereof.
(2) The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the Rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power”, which included the power to vote or direct the voting of such security, or “investment power” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person as a right to acquire beneficial ownership within 60 days, including through the exercise of options or warrants. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed the beneficial owner of securities as to which he or she has no economic interest.
(3) Includes restricted stock.

Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, to the extent required by law.

All provisions of the Prospectus not specifically amended by this Supplement remain in full force and effect.

Please insert this Supplement into your Prospectus and retain both for future reference.  If you would like to receive a copy of the Prospectus, as supplemented to date, please write to the Company at Schiphol Boulevard 249, 1118 BH Schiphol, The Netherlands.